Exhibit 4.1

SUPPLEMENTAL INDENTURE

This Supplemental Indenture (“Supplemental Indenture”) is made as of the 25th day of January, 2012, between RightNow Technologies, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the “Trustee”), under the Indenture, dated as of November 22, 2010 (the “Indenture”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture providing for the issuance by the Company of $175,000,000 aggregate principal amount of its 2.50% Convertible Senior Notes due November 15, 2030 (the “Securities”);

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of October 23, 2011 (the “Merger Agreement”), by and among the Company, OC Acquisition LLC (“Parent”), a Delaware limited liability and a wholly-owned subsidiary of Oracle Corporation, and Rhea Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), pursuant to which Merger Subsidiary merged with and into the Company (the “Merger”), with the Company surviving and becoming a wholly-owned subsidiary of Parent;

WHEREAS, the Merger became effective on January 25, 2012 (the “Effective Time”) and, from and after the Effective Time, among other things, each issued and outstanding share of common stock, par value $0.001 per share (the “Common Stock”) outstanding immediately prior to the Effective Time (other than shares held by Parent or by its subsidiaries, shares held by the Company as treasury shares or by its subsidiaries or shares by stockholders who properly exercise appraisal rights under Delaware law) was converted automatically into and thereafter represents the right to receive $43.00 in cash, without interest (the “Merger Consideration”), and less any applicable withholding taxes;

WHEREAS, Section 7.01 of the Indenture permits the Company to merge with and into another person if the Company is the surviving Person and upon satisfaction of certain other requirements;

WHEREAS, Section 5.12 of the Indenture provides that, at the Effective Time of the Merger, the Company shall execute and deliver to the Trustee a supplemental indenture providing that the Holders of each Security then outstanding shall have the right to convert such Security into a right to the kind and amount of shares of stock, or other securities, property, assets or cash (or combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate in effect immediately prior to the consummation of the Merger would have owned or been entitled to receive in connection with the Merger;

WHEREAS, the Merger constitutes a Fundamental Change under the Indenture;

WHEREAS, Section 10.01 of the Indenture provides, among other things, that the Company and the Trustee may, from time to time and at any time enter into a supplemental indenture without the consent of the Holders to provide for conversion rights of Holders of the Securities in connection with a Fundamental Change;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee an Officer’s Certificate and an Opinion of Counsel described in Sections 5.12, 7.01 and 13.04 of the Indenture; and

WHEREAS, all other acts and proceedings required by law and the Indenture necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed;

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

AMENDMENTS

Section 2.01. Conversion of Securities Into Merger Consideration. In accordance with and subject to Section 5.12 of the Indenture, the Holder of each outstanding Security as of the date of this Supplemental Indenture shall have the right to convert such Security into a right to the amount of cash that a holder of a number of shares of Common Stock equal to the Conversion Rate in effect immediately prior to the consummation of the Merger would have owned or been entitled to receive in connection with the Merger.

ARTICLE 3

MISCELLANEOUS

Section 3.01. Effectiveness; Construction. This Supplemental Indenture shall become effective and operative and binding upon each of the Company, the Trustee and the Holders as of the date first above written, and upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03. Supplemental Indenture Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with the duties of the Trust Indenture Act of 1939, as amended, specifically incorporated into this Supplemental Indenture, the Supplemental Indenture shall control.

Section 3.04. Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture so supplemented relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.05. Separability. In case any provisions in this Supplemental Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.06. Headings. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07. Successors. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successor.

Section 3.08. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.09. Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date first above written.

RIGHTNOW TECHNOLOGIES, INC.

By:
Name: Brian S. Higgins
Title: Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:
Name: Raymond Torres
Title: Senior Associate